# Poppy Bagels
# Statement of Cash Flows
### January - November, 2021

|  |  | Total |
|---|---|---:|
| **OPERATING ACTIVITIES** |  |  |
| **Net Income** |  | 61,982.05 |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** |  |  |
| **Accounts Receivable (A/R)** |  | 0.00 |
| **Inventory Asset** |  | -815.92 |
| **California Department of Tax and Fee Administration Payable** |  | 338.46 |
| **PreOrder Tips** |  | 0.00 |
| **Square Tips** |  | -63.64 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | -$ | 541.10 |
| **Net cash provided by operating activities** | $ | 61,440.95 |
| **FINANCING ACTIVITIES** |  |  |
| **Owner's Pay & Personal Expenses** |  | -24,041.00 |
| **Net cash provided by financing activities** | -$ | 24,041.00 |
| **Net cash increase for period** | $ | 37,399.95 |
| **Cash at beginning of period** |  | 28,249.30 |
| **Cash at end of period** | $ | 65,649.25 |

Monday, Feb 07, 2022 06:13:35 PM GMT-8